Mail Stop 3561
								August 9, 2005

Scott Sutherland
President
Vika Corp.
Suite 202, 2310 W 2nd Ave.
Vancouver, BC V6K 1J1

Re:	  Vika Corp.
        Amendment No. 1 to Registration Statement on Form SB-2
        File No. 333-124421
        Filed July 26, 2005

Dear Mr. Sutherland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Information, page 3
1. We note you disclose no revenues here, but present revenues of $7,200 during the quarter ended March 31, 2005. Please update your presentation of revenues since inception here to reflect transactions through the most recent quarterly period.

Risk Factors, page 3
2. Please refer to comment 10 in our letter dated May 26, 2005.
It
does not appear that you have deleted the fifth sentence in risk factor 4. Please revise.

Determination of Offering Price, page 7
3. We note your response to comment 13 in our letter dated May 26, 2005. Please discuss the relation of the offering price to the price of the securities issued in the most recent private placement.




Legal Matters, page 16
4. We note your response to comment 23 in our letter dated May 26, 2005. You are required to file a legality opinion prior to the effective date of the registration statement. Please file the legality opinion as soon as practicable to facilitate our review. See
Item 601(b)(5) of Regulation S-B.

Industry Background, page 17
5. We note your response to comment 30 in our letter dated May 26, 2005. However, please furnish us clearly marked copies of the information, studies, data, etc. upon which Mr. Lepage`s opinions are based.

The Technology, page 19
6. We note your response to comment 27 in our letter dated May 26, 2005. Please indicate whether you intend to purchase your equipment for other projects from Waverider Communications in the future.
7. We note your response to comment 29 in our letter dated May 26, 2005. Please clearly disclose in the registration statement that you are not certain when you will actively commence your operations. We may have further comment.

Plan of Operation, page 21
8. We note your response to comment 39 in our letter dated May 26, 2005. Please revise your disclosures to include the amount raised to date from equity financing.
9. We note your response to comment 41 in our letter dated May 26, 2005. Please clearly state how you expect to continue to develop your business because you indicated that you had sufficient funds for only two months as of March 31, 2005. Please include disclosure regarding your ability to continue the development of your business as of the most recent practicable date. Also, indicate whether you have engaged in any operations since the completion of the POP for On-Q Systems.
We may have further comment.

Financial Statements - For the year ended December 31, 2004

General
10. We note your response to comment 43 in our letter dated May
26,
2005 regarding an update of your financial statements. Please revise your presentation to update your financial statements to comply with the requirements of Item 310(g) of Regulation S-B.
Report of Independent Registered Public Accounting Firm
11. We note your response to comment 44 in our letter dated May
26,
2005, but the audit report filed on EDGAR does not appear to have a proper manual signature. Please include a properly signed audit report with your next amendment. Refer to Rule 2-02(a)(2) of Regulation S-X.

Balance Sheets
12. We note from your note disclosures that the equipment line item is
net of accumulated depreciation. Please change the line item to Equipment, net.

Statements of Operations
13. We note your response to comment 46 in our letter dated May
26,
2005 relating to amounts paid to your President for services rendered.
You disclose consulting fees of $15,000 rendered by your President in exchange for common stock, but discuss below the table in the Executive Compensation section of this filing an amount of $18,000 that he has received to date. Please revise your disclosures to explain what the difference represents.

Notes to the Financial Statements

Note 1 - Nature and Continuance of Operations
14. We note your response to comment 47 of our letter dated May
26,
2005 relating to your disclosures in Note 1 of your ability to raise sufficient cash to support operations. Please revise your disclosures to correct the typographical error where you use the word "losses" in the last paragraph of Note 1.

Note 5 - Related Party Transaction

Consulting Fees
15. We note your response to comments 50 and 51 in our letter dated
May 26, 2005 relating to your issuance of shares of your common stock
for services rendered by outside consultants and your employees. Please revise your policies to include how you account for transactions where equity instruments are used to compensate the individual or pay for the services rendered. Refer to paragraphs 8 through 15 of SFAS 123.
16. We note your response to comment 51 in our letter dated May
26,
2005 relating to your classification of services rendered by employees as consulting fees rather than employee compensation. You disclose under Number of Employees that you currently have one employee. Please tell us the name of your only employee and if any of the amounts classified as consulting fees relate to services rendered by that person. Please revise your presentation and reclassify to employee compensation for all periods presented any amounts relating to your employee if the services were rendered subsequent to your hiring this individual as your employee. Revise your disclosures throughout the filing accordingly.

Interim Financial Statements - For the Quarter Ended March 31,
2005

General
17. Where applicable, please revise your interim financial information to address the comments relating to your audited financial statements.

Interim Notes to the Financial Statements

Note 2- Continuance of Operations
18. Please reconcile the amount disclosed here for accumulated losses of $53,599 to the $55,599 presented on the interim balance sheet and statement of stockholders` deficiency as of March 31, 2005.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241 or Michael Moran, Senior Staff Accountant, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, Eloise Quarles, Special Counsel, at (202) 551-
3238, or
me at (202) 551-3725 with any other questions.

      Sincerely,


      H. Christopher Owings
      Assistant Director

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Scott Sutherland
Vika Corp.
August 9, 2005
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